January 31, 2012

VIA Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Justin Dobbie, Legal Branch Chief
Susan Block
Effie Simpson
Jean Yu

Re:	Greenway Medical Technologies, Inc.
Registration Statement on Form S-1
Filed July 15, 2011
File No. 333-175619

Acceleration Request
Requested Date: February 1, 2012
Requested Time: 4:30 P.M. Eastern Daylight Time, or as soon as practicable thereafter

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Greenway Medical Technologies, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-175619) (the “Registration Statement”) be declared effected as of the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via a  telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul Hastings LLP by calling Reinaldo Pascual at (404) 401-9731.

The Registrant hereby acknowledges that:

(i)
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Greenway Medical Technologies, Inc.

By:	/s/ William Esslinger
Name:	William Esslinger
Title:	Senior Vice President, General Counsel and Secretary